July 28, 2010

Mr. Andrew Mew
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	SEC Comment Letter ZBB Energy Corporation Commission File No. 001-33540

Dear Mr. Mew:

Attached are our responses to the staff’s letter dated June 25, 2010, regarding Form 10-K/A for the fiscal year ended June 30, 2009 filed February 12, 2010 and Form 10-Q for the quarterly period ended March 31, 2010 filed by ZBB Energy Corporation (the “Company”).

For ease of review, the staff’s comments have been repeated and numbered as in the staff’s letter.  Each comment from the staff is immediately followed by the Company’s response.

I hereby confirm on behalf of the Company that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me directly at (262) 253-9800 x114 should you have any questions regarding our responses.

Sincerely,

/s/  Scott W. Scampini

Scott W. Scampini, Chief Financial Officer

N93 W14475 Whittaker Way	PO Box 2047
Menomonee Falls WI 53051		Kardinya WA 6163
Tel: (262) 253 9800 Fax: (262) 253 9822	240 Barrington Street
Bibra Lake WA 6163
Tel: (08) 9494 2055 Fax: (08) 9494 2066
www.zbbenergy.com

Responses of ZBB Energy Corporation to SEC Comment Letter Dated June 11, 2010

Form 10-K/A for Fiscal Year Ended June 30, 2009

Note 2 – Summary of Significant Accounting Policies, page 32

1. Please refer to comment one in our letter dated June 25, 2010. You state you account for funds received from government agencies as revenue. Please revise to clearly state this fact. Please also refer to FASB ASC 808-10-50. We would expect that information related to individually significant collaborative arrangements such as AEST would be disclosed separately including the income statement classification and amounts attributable to the project.

Company Response:

The company included under engineering and development revenues, revenues related to our research and development funding arrangement with the Commonwealth of Australia in relation to the funding for the Advanced Electricity Storage Technologies program (“AEST”).

Summary of AEST contract:

In June 2007, ZBB Technologies Ltd, a wholly-owned subsidiary of ZBB Energy Corporation, entered into a Funding Agreement with the Commonwealth of Australia in relation to the funding for the Advanced Electricity Storage Technologies program (“AEST Contract”).  The AEST program objective is to:

…maximize the value of renewable energy from intermittent electrical generation through the development and application of storage technologies for on-grid megawatt size storage for large renewable energy systems, on-grid kilowatt size storage for household photovoltaic electricity systems and remote area power supplies and other renewable electricity applications (AEST Contract)

According to the terms of the AEST Contract, the government of Australia would provide funding to ZBB Technologies based upon certain milestones and subject to the approval, by the Australian government, of milestone reports.  The funding was scheduled as follows ($AUS):

Milestone	Date	Amount ($AUS)
1	6/27/07	$250,000
2	10/31/07	100,000
3	1/31/08	230,000
4	4/30/08	500,000
5	6/30/08	500,000
6	1/31/09	500,000
7	6/30/09	700,000
8	1/31/10	100,000
9	6/15/10	182,218
		$3,062,218

According to 7.2 of the AEST Contract, unless otherwise specified, ZBB Technologies owns any asset it acquires with the funding.

According to 12.2 of the AEST Contract, ZBB Technologies grants the government of Australia a free, non-exclusive license to intellectual property created in the project for their own internal use.

Issue #1: Does the AEST Contract constitute a collaborative agreement?

A collaborative arrangement (Topic 808-10 (formerly EITF 07-1)) is a joint effort by multiple entities requiring active participation by all parties involved to achieve the operating objective, sharing in the risks and rewards. Considerations include:

•	Joint Operating Activity: No, the Australian government’s only participation is providing funding.
•	Active Participation: No, see above
•
Significant Risks and Rewards: No, the Australian government’s only providing funding and does not participate in any rewards from the project.  There are no provisions for additional funding or losses from the government.

As such, the AEST Contract is not considered a collaborative agreement.

Issue #2:   Is this a construction contract under ASC 605-35 (SOP 81-1)?

No, according to ASC 605-35-05-1:

This Subtopic provides guidance on the accounting for the performance of contracts for which specifications are provided by the customer for the construction of facilities or the production of goods or for the provision of related services.

ASC 605-35 is not intended to apply to "service transactions" as defined in the FASB's October 23, 1978, Invitation to Comment, Accounting for Certain Service Transactions. However, it does apply to separate contracts to provide services essential to the construction or production of tangible property, such as design, engineering, procurement, and construction management.  In the case of the AEST Contract, the Company had concluded that this was a research and development funding arrangement and not a commercial contract to construct tangible property.

Issue #3:   If it is not a construction contract or collaborative agreement, how should the contract be accounted for?

In reviewing the accounting literature we considered the guidance in CCH Accounting Research Manager (“ARM”) entitled, Government Assistance and Regulation, Summary of IAS/IFRS and U.S. GAAP, it states in part:

There are no U.S. Accounting pronouncements that specifically address government grants at this time, IAS should be followed.

In determining that it is acceptable to look to guidance in IAS 20 in accounting for grant revenues, we also considered the AICPA Issues Paper, Accounting for Grants Received From Governments, issued October 16, 1979.  Although IAS 20 and the AICPA Issues Paper contain similar discussions and conclusions, IAS 20 is the more recent document and provides more current guidance than the AICPA Issues Paper.  Furthermore, we noted that in the AICPA technical practice aid index it notes that the Issues Paper was superseded by IAS 20.

IAS 20 provides the following guidance in regards to accounting for government grants.

•
IAS20.03…Government grants are assistance by government in the form of transfers of resources to an entity in return for past or future compliance with certain conditions relating to the operating activities of the entity. They exclude those forms of government assistance which cannot reasonably have a value placed upon them and transactions with government which cannot be distinguished from the normal trading transactions of the entity.

•
IAS20.16: It is fundamental to the income approach that government grants be recognized as income on a systematic and rational basis over the periods necessary to match them with the related costs. Income recognition of government grants on a receipts basis is not in accordance with the accrual accounting assumption (see IAS 1 Presentation of Financial Statements) and would only be acceptable if no basis existed for allocating a grant to periods other than the one in which it was received.

Accordingly, the company considered the following guidance in determining the systematic and rational basis as noted above:

In 1978 the Financial Accounting Standards Board ("FASB") issued an Invitation to Comment, Accounting for Certain Services Transactions (the "Invitation to Comment").  Paragraph 10 of the Invitation to Comment states, in part, “Revenue from service transactions should be recognized based on performance, because performance determines the extent to which the earnings process is complete or virtually complete. Performance is the execution of a defined act or acts or occurs with the passage of time.”

Although the Invitation to Comment did not result in a final standard, it was incorporated into the recognition phase of the conceptual framework project that resulted in Statement of Financial Accounting Concepts No. 5, Recognition and Measurement in Financial Statements of Business Enterprises.

Paragraph 10 of the Invitation to Comment suggests the following guidance for recognizing service arrangement revenues and states, in part:

a)           Specific performance method:  Performance consists of the execution of a single act and revenue should be recognized when that act takes place.
b)           Proportional performance method:  Performance consists of the execution of more than one act and revenue should be recognized based on the proportionate performance of each act.
c)           Completed performance method:  If services are performed in more than a single act, the proportion of services to be performed in the final act may be so significant in relation to the service transaction taken as a whole that performance cannot be deemed to have taken place until execution of that act.
d)           Collection method:  If there is a significant degree of uncertainty surrounding realization of services revenue, revenue should not be recognized until collection.

We considered this guidance and noted that under AEST Contract (a) the specific performance method cannot be used as the performance does not consist of a single act (b) the completed performance method should not be used as there is no final act that is significant in relation to the service transaction and (c) the collection method should not be used as there is no significant degree of uncertainty surrounding realization of services revenue.  Based on the above, use of the proportional performance method seems reasonable as the performance consists of the execution of more than one act.

Establishing the pattern of service performance provided to the customer is of important focus in applying the proportional performance method.  Section 6.08 of the 2008 Miller Revenue Recognition Guide states, in part:

When delivery in a service transaction is evaluated under the Proportional Performance model, the pattern of performance must be determined. This determination should focus on the pattern of service provided to the customer, rather than on when resources or effort are expended by the service provider.

In determining a proportional performance method to use, the intent is to identify a single method that accurately reflects the overall earnings process, which is made up of multiple revenue-generating activities.  The 2008 Miller Revenue Recognition Guide provides guidance regarding the use of certain proportional performance methods, in particular with respect to research and development arrangements. We believe this guidance regarding the proportional performance method was applicable for this arrangement and provides a systematic and rational manner to record revenue.

Conclusion:

Based on the guidance above the Company concluded that a performance-based method was most appropriate based on the following factors:

•	As noted above, the performance-based model for recognizing revenue is a systematic and rational manner is preferable

•
Certain milestone reimbursements relate to cash expended by ZBB and not necessarily the expenses recognized (e.g. certain reimbursements relate to expenditures for materials which are used in future periods

•	This method is more conservative -- By recognizing revenue in a systematic and rational manner over the term of the arrangement.

Therefore, revenue was recorded using a systematic and rational approach based on a performance model, however revenue would be limited to amount of cash received or receivable.  This would result in the deferral of revenue in instances in which the company received payment for completion of a milestone where the payment received was greater than the revenue recognized under the performance model.

We have reviewed the Company's disclosure regarding revenue recognition for the AEST research and development agreement and have concluded that the revenue recognition policy described in the footnote disclosure did not adequately describe the Company's policy.  The Company recorded revenue on a systematic and rational basis which was similar to the “percentage of completion method” but we had concluded at the inception of our agreement with AEST that our arrangement was a research and development funding agreement and not a commercial long-term construction type contract.  We therefore plan to update our disclosure in future filings as follows:

Revenues from government funded research and development contracts are recognized proportionally as costs are incurred and compared to the estimated total research and development costs for each contract. In many cases, we are reimbursed only a portion of the costs incurred or to be incurred on the contract. Government funded research and development contracts are generally multi-year, cost-reimbursement and/or cost-share type contracts. We are reimbursed for reasonable and allocable costs up to the reimbursement limits set by the contract.

Additionally, we plan to provide additional disclosures in future filings to more clearly describe the AEST contract terms and amounts of revenues and expenses recorded in each period presented.  Such disclosures would read as follows:

In June 2007, ZBB Technologies Ltd, a wholly-owned subsidiary of ZBB Energy Corporation, entered into a Funding Agreement with the Commonwealth of Australia in relation to the funding for the Advanced Electricity Storage Technologies program (“AEST Contract”).  The AEST program objective is to:

…maximize the value of renewable energy from intermittent electrical generation through the development and application of storage technologies for on-grid megawatt size storage for large renewable energy systems, on-grid kilowatt size storage for household photovoltaic electricity systems and remote area power supplies and other renewable electricity applications (AEST Contract).

Included in Engineering and Development revenues and costs of Engineering and development revenues were $ … and $...., respectively, for the year ended June 30, 2010, and $984,807 and $1,843,824 respectively for the year ended June 30, 2009, related to the AEST contract.

Advanced engineering and development, page 35

2. We note your response to prior comment two. Please revise the face of your Consolidated Statements of Operations for the year ended June 30, 2009 and the interim period ended March 31, 2010 to segregate your contract costs and/or costs related to your engineering and development revenues from your other costs not allocable to contracts. Refer to FASB ASC 605-35-25 and FASB ASC 270-10-454.

Company Response:

As requested, for informational purposes, we have revised the consolidated statements of operations for the year ended June 30, 2009 and the interim period ended March 31, 2010 to segregate the contract costs related to engineering and development revenues.  We propose to provide this revised format and presentation in future filings.

ZBB ENERGY CORPORATION
Consolidated Statements of Operations

	For the year ended
	(As Restated - See Note 16) June 30, 2009	June 30, 2008
Revenues
Product sales and revenues	$67,995	$303,063
Engineering and development revenues	1,088,797	976,536
Total Revenues	1,156,792	1,279,599

Costs and Expenses
Cost of product sales	56,468	300,751
Cost of engineering and development revenues	2,051,803	1,372,572
Advanced engineering and development	807,291	1,185,851
Selling, general, and administrative	3,474,476	3,350,330
Depreciation	277,896	315,940
Total Costs and Expenses	6,667,934	6,525,444

Loss from Operations	(5,511,142)	(5,245,845)

Other Income (Expense)
Interest income	145,088	505,673
Interest expense	(182,074)	(153,345)
Finance costs	-	(52,813)
Other income (expense)	(12,928)	41,667
Total Other Income (Expense)	(49,914)	341,182

Loss before provision for Income Taxes	(5,561,056)	(4,904,663)
Provision for Income Taxes	-	-
Net Loss	$(5,561,056)	$(4,904,663)

Net Loss per share-
Basic and diluted	$(0.53)	$(0.47)

Weighted average shares-basic and diluted:
Basic	10,547,621	10,463,579
Diluted	10,547,621	10,463,579

See accompanying notes to consolidated financial statements.

ZBB ENERGY CORPORATION
Consolidated Statements of Operations

	Three months ended March 31,		Nine months ended March 31,
	2010	2009	2010	2009
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues
Product sales and revenues	$29,669	$-	$967,455	$-
Engineering and development revenues	159,111	219,853	588,693	733,738
Total Revenues	188,780	219,853	1,556,148	733,738

Costs and Expenses
Cost of product sales	-	-	899,287	-
Cost of engineering and development revenues	583,202	451,751	1,568,348	1,344,921
Advanced engineering and development	322,747	305,929	969,849	773,425
Selling, general, and administrative	1,141,069	887,523	3,748,839	2,554,341
Depreciation	83,622	51,837	333,270	186,703
Impairment and other equipment charges	47,858	-	828,089	-
Total Costs and Expenses	2,178,498	1,697,040	8,347,682	4,859,390

Loss from Operations	(1,989,718)	(1,477,187)	(6,791,534)	(4,125,652)

Other Income (Expense)
Interest income	8,074	23,689	55,163	119,030
Interest (expense)	(54,261)	(59,889)	(117,155)	(119,987)
Other income (expense)	14,201	(10,946)	(5,559)	(24,514)
Total Other Income (Expense)	(31,986)	(47,146)	(67,551)	(25,471)

Loss before provision for Income Taxes	(2,021,704)	(1,524,333)	(6,859,085)	(4,151,123)

Provision for Income Taxes	-	-	-	-
Net Loss	$(2,021,704)	$(1,524,333)	$(6,859,085)	$(4,151,123)

Net Loss per share-
Basic and diluted	$(0.16)	$(0.14)	$(0.56)	$(0.39)

Weighted average shares-basic and diluted:
Basic	12,933,506	10,547,621	12,285,867	10,524,062
Diluted	12,933,506	10,547,621	12,285,867	10,524,062

See accompanying notes to consolidated financial statements.

3. We note your responses to prior comments two and three stating you have no provisions for contract losses or contract costs in excess of billings. We also note the amount of engineering and development contract costs incurred for the years ended June 30, 2009 and 2008 substantially exceeded engineering and development contract revenue. Please explain to us how you have applied the percentage-of-completion method. In this regard, please also include the following information in your response with regard to the AEST project: the total estimated cost of the project; and, total costs incurred for each period presented, as well as the accumulated costs at June 30, 2007. Please quantify and disclose your obligations under the agreement as required by FASB ASC 808. If total funding to be received is not $2.3 million, as disclosed in your response to prior comment one, please advise us. Further, please tell us the amount of revenue recognized prior to June 30, 2008.

Company Response:

As discussed in the response to comment 1, the Company determined that the prior disclosure did not adequately describe the revenue recognition policy for the AEST Contract and that the references in prior disclosures to a “collaborative agreement” and the “percentage-of-completion” method of accounting were not applicable to the AEST Contract.  As such, the Company plans to revise its disclosure of the AEST contract in future filings, to more clearly describe that the AEST contract is a government funded research and development contract and not a long term commercial contract.  Thus, we believe that the revenue recognized was appropriate under the “Expected Revenue Method,” and the Company did not use the percentage-of-completion method of accounting and therefore the disclosures under that method of accounting are not applicable.

Total funding received and to be received under the AEST contract is AUS $3.1 million (approximately US$2.3 million).  There was no revenue recognized prior to the year ended June 30, 2008.

4. We note your response to prior comment five that you did not have advances that are payments on account of work in progress during the years ended June 30, 2009 and 2008. Please explain to us the difference between advances that are payments on account of work in progress and deposits in advance of performance of allowable work referred to in your response to prior comment two. Please revise or explain why the disclosure requirements of FASB ASC 910-405-50 do not apply to your deposits in advance of performance of allowable work.

Company Response:

As discussed in the response to comment 1, the Company determined that the prior disclosure did not adequately describe the revenue recognition policy for the AEST Contract and that the references in prior disclosures to “percentage-of-completion” method of accounting were not applicable to the AEST Contract.  Thus the disclosures as required by ASC 910-405-50 for long term contracts are not applicable.  Also please refer to our response to comment 5 as to deposits and deferred revenues.

5. We note your response to comment two that you have included deposits in advance of performance of the allowable work in deferred revenue. Deferred revenue generally represents amounts billed to or collected from the customer that is expected to ultimately be recognized as revenue, Please provide us a reconciliation of the items included in deferred revenue at June 30, 2009 and March 31, 2010 describing the nature and amount of each item.

Company Response:

The amounts described below as “deposits received for product sales” are payments from customers on contracts for delivery of products.  The amount described below as “payments received in excess of revenue recognized” are payments under the AEST Contract, which are deferred revenue because the Company received payment for completion of a milestone where the payment received was greater than the revenue recognized under the performance model.

ZBB Energy Corporation
Deferred Revenue Analysis

	June 30, 2009	March 31, 2010
Deposits received for product sales:
Bromyte		65,000
Dundalk	618,412	34,669
Oregon State	41,310
Envinity	135,000
Powertech Labs		110,370
General Atomics		57,409
SEI Group		58,343
Nidon		146,929
Payments received in excess of revenue recognized:
AEST	333,817	-

Total	$1,128,539	$472,720